COMMENTS RECEIVED ON OCTOBER 7, 2013

FROM EDWARD BARTZ

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Series Small Cap Discovery Fund

POST-EFFECTIVE AMENDMENT NO. 123

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Growth Multi-Manager Fund, Strategic Advisers Emerging Markets Fund of Funds, Strategic Advisers Value Multi-Manager Fund, Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Income Opportunities Fund of Funds, Strategic Advisers International Multi-Manager Fund,
Strategic Advisers Small-Mid Cap Multi-Manager Fund,
Strategic Advisers Core Income Multi-Manager Fund

POST-EFFECTIVE AMENDMENT NO. 39 & 42

1. Fidelity Series Small Cap Discovery Fund

"Fund Summary" (prospectus)

"Fee Table"

Annual class operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's performance relative to a securities market index)A	0.77%
Distribution and/or Service (12b-1) fees	None
Other expensesA	0.25%
Total annual operating expenses	1.02%

A Based on estimated amounts for the current fiscal year.

C: The Staff requests that we remove the anchor for footnote A from "Management fee (fluctuates based on the fund's performance relative to a securities market index)" because they believe the footnote is repetitive to what is disclosed in parentheses.

R: We will remove the anchor for footnote A from the Management fee line in the fund's next filing.

2. All funds (except Strategic Advisers Emerging Market Fund of Funds, Strategic Advisers Income Opportunities Fund of Funds, and Strategic Advisers International Multi-Manager Fund)

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Series Small Cap Discovery Fund)

"Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index)."

C: The Staff requests that we provide the market capitalization range for each index as of a recent date.

R: The Staff has indicated that an investment company may use "any reasonable definition" to define the fund's capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). As the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization. Because we believe that such definition is reasonable and consistent with the Staff's interpretation of Rule 35d-1, we have not modified the disclosure.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

3. Fidelity Series Small Cap Discovery Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not modified disclosure. However, while not principal risks per se, we note that the possibility for market developments to affect different types of markets and different types of securities - such as value stocks and growth stocks - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Details" sections.

4. Fidelity Series Small Cap Discovery Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"The Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values."

C: The Staff would like to know whether futures contracts will be used to meet the 80% test. If so, the Staff requests that we disclose how futures contracts will be valued for purposes of the 80% test.

R: Though we understand that in appropriate circumstances futures contracts may quality for a fund's name test, at this time the fund does not intend to count futures contracts for purposes of its 80% policy.

5. Fidelity Series Small Cap Discovery Fund

"Management Contract" (SAI)

"Each percentage point of difference, calculated to the nearest 0.01% (up to a maximum difference of ±10.00), is multiplied by a performance adjustment rate of 0.02%. The maximum annualized performance adjustment rate is ±0.20% of the fund's average net assets over the performance period."

C: The Staff requests more information related to when the performance adjustment takes effect, specifically whether a full percentage point difference is necessary to trigger a performance adjustment.

R: By "each percentage point of difference" we mean that the performance of the fund (or class) and the performance adjustment index are each calculated to the nearest 0.01% for purposes of applying the calculation. The performance period will commence with the first day of the first full month following commencement of operations. During the first eleven months of the performance period, there will be no performance adjustment. Starting with the twelfth month of the performance period, the performance adjustment will take effect. The performance adjustment calculation rounds the performance of the fund and the index to the nearest 0.01%, rather than the nearest 1.00%. It does not take a full percentage point to trigger the adjustment as the percentage difference is calculated to two decimal places.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

6. All funds

"Trustees and Officers" (SAIs)

Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below.

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

7. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. All funds (except Fidelity Series Small Cap Discovery Fund)

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Strategic Advisers Growth Multi-Manager Fund)

"Management fee (fluctuates based on the fund's allocation among underlying funds and sub-advisers)"

C: The Staff requests that we provide a thorough explanation of how each fund's management agreement describes compensation to be paid to its manager in accordance with section 15(a)(1) of the 1940 Act.

R: Consistent with Section 15(a)(1) under the Investment Company Act of 1940, as amended, each fund's Management Agreement with Strategic Advisers, Inc. (Strategic Advisers) describes the compensation to be paid under each agreement. Pursuant to the terms of each agreement, the monthly management fee for each fund consists of: (1) an annual rate of 0.30% of the average daily net assets of the fund throughout the month, which is retained by Strategic Advisers; and (2) the total fees payable monthly to the sub-advisers retained by the fund and Strategic Advisers pursuant to investment sub-advisory agreement; provided that the management fee may not exceed a contractual maximum management fee rate, which varies for each fund.

9. All funds (except Fidelity Series Small Cap Discovery Fund)

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Strategic Advisers Growth Multi-Manager Fund)
A Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 1.00% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to reimburse Class L and Class N of the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

Class L

Class N

0.97%	1.22%

These arrangements will remain in effect through July 31, 2015. Strategic Advisers may not terminate these arrangements without the approval of the Board of Trustees.

C: The Staff takes the position that the table portion of footnote "A" looks like a second table and not part of the footnote. The Staff requests that we include the the information within a footnote and not as a separate table.

R: We believe that the information included in footnote "A" to the fee table is presented in a manner consistent with General Instruction C.3(a) of Form N-1A, which requires that the information disclosed in the prospectus and statement of additional information be presented in a way that makes it easy for investors to understand. Consistent with the instruction and given the multiple class structure of the fund, the tabular form of this footnote allows for the most effective presentation and communication of the fund's multiple expense cap arrangements. However, while we reserve the right to use similar presentation of this information in other multiple class prospectuses, we have modified the disclosure in footnote "A" because the information for these two classes can be presented within footnote "A" in a clear and concise manner.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

10. All funds (except Fidelity Series Small Cap Discovery Fund)

"Fund Summary" (prospectus)

"Fee Table"

"B Based on estimated amounts for the current fiscal year."

C: The Staff requests that we delete this footnote as it only applies to new funds.

R: Although each fund is not a "New Fund" as defined in Instruction 6 to Item 3 of Form N-1A, the "Other expenses" line item of the fee table includes class level expenses that will be incurred in different amounts by Class L and Class N as compared to the existing classes of the funds. Because Class L and Class N have not completed their initial fiscal year and do not report any operating results in the prospectus, we believe that reporting estimated expenses expected to be incurred by the new classes, rather than historical expenses of an existing class of the funds, in the "Other expenses" line item will provide shareholders with a more accurate representation of the expected total operating expenses of the new classes, which is consistent with the intent of Instruction 6 to Item 3 of Form N-1A. Because we believe that using historical expenses of an existing class may in some instances result in reporting total annual operating expenses that are materially different than the expected expenses of the new classes, we have not modified the requested disclosure.

11. All funds (except Fidelity Series Small Cap Discovery Fund)

"Fund Summary" (prospectuses)

"Portfolio Turnover"

(Example from Strategic Advisers Growth Multi-Manager Fund)

"The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated funds but may incur transaction costs when buying or selling non-affiliated funds and other types of securities (including non-affiliated exchange traded funds) directly (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 65% of the average value of its portfolio."

C: The Staff requests we disclose that underlying funds will incur transaction costs.

R: We believe the disclosure included in the prospectus is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between each fund's transaction costs and each fund's portfolio turnover rate. The transaction costs of the underlying funds a fund may invest in have no bearing on the fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

12. Strategic Advisers Core Income Multi-Manager Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing up to 30% of assets in high yield and emerging market debt securities."

C: The Staff requests that high yield debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "high yield debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "high yield debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

13. All funds (except Fidelity Series Small Cap Discovery Fund, Strategic Advisers Emerging Markets Fund of Funds, and Strategic Advisers Income Opportunities Fund of Funds)

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers, Inc. (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund's sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement."

C: The Staff questions why this language is included in the "Principal Investment Strategies" section and requests that the language be removed from the "Fund Summary" section of the prospectus.

R: We consider Strategic Advisers' operation as a "manager of managers" to be directly related to each fund's utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of a fund's principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the "Fund Summary" section of the prospectus.

14. Strategic Advisers Core Income Multi-Manager Fund and Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

(Example from Strategic Core Income Multi-Manager Fund)

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

C: The Staff requests that lower-quality debt security risk be included as a separate item under the heading "Principal Investment Risks" in the "Fund Summary" section.

R: We believe the risk associated with lower quality debt, in particular the lower credit rating and associated risk of issuer or counterparty default, is appropriately discussed under the heading "Issuer-Specific Changes." We note that in "Fund Summary," where we are required to summarize the principal risks of investing in each fund based on the disclosure in "Investment Details," lower quality debt-related risk disclosure appears in the "Issuer-Specific Changes" summary bullet. We believe current disclosure appropriately addresses the principal risks of investing in each fund, including the risks to which each fund's portfolio as a whole is subject. Accordingly, we have not modified disclosure.

15. Strategic Advisers Core Income Multi-Manager Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.

C: The Staff asks that we add more information to the "Leverage Risk" and that we create a separate derivatives risk.

R: We believe that the disclosure in the "Fund Summary" section appropriately discloses the fund's principal investment risks, and accordingly have not added disclosure.

16. All funds (except Fidelity Series Small Cap Discovery Fund)

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Strategic Advisers Core Income Multi-Manager Fund)

"Class L and Class N shares are only offered to employee benefit plans (including profit sharing, 401(k), 403(b), and similar plans) investing through an intermediary, including employee benefit plans not recordkept by Fidelity.

Plan participants may purchase Class L or Class N shares of the fund only if Class L or Class N shares are eligible for sale and available through their employee benefit plan. You may buy or sell shares by contacting your employee benefit plan.

The price to buy one share of Class L or Class N is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of Class L or Class N is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

There is no purchase minimum for Class L or Class N shares."

C: The Staff requests that we remove the disclosure pertaining to purchasing shares of the funds.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b), and note that the disclosure is intended to be read together with the paragraph directly below it. We acknowledge that each fund has comparable disclosure in the "Additional Information about the Purchase and Sale of Shares" section of its statutory prospectuses, but we believe that it is important to include the disclosure at issue because these funds will produce stand-alone summary prospectuses. Accordingly, we have not modified disclosure.

17. Strategic Advisers Emerging Markets Fund of Funds and Strategic Advisers Income Opportunities Fund of Funds

"Investment Policies and Limitations" (SAIs)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

C: The Staff requests confirmation, for the purposes of monitoring compliance with each fund's fundamental industry concentration limit, that each fund "looks through" to the investments of each underlying fund.

R: Each fund is a funds of funds product. As each fund's fundamental concentration limit indicates, each fund does not intend to concentrate in any one industry. Further, each fund discloses that it does not treat "investment companies" as a particular industry for purposes of its concentration limit. We believe this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, the classification must be reasonable and disclosed in the SAI, including a policy not to concentrate.

18. Strategic Advisers Core Income Multi-Manager Fund

"Investment Details" (SAI)

"Investment Policies and Limitations"

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

19. Strategic Advisers Income Opportunities Fund of Funds

"Fund Summary" (prospectus)

"Investment Objective"

"The fund seeks a high level of current income. The fund may also seek capital appreciation."

C: The Staff requests that we clarify the objective to state the fund may seek capital appreciation as a secondary objective.

R: Pursuant to Item 2 of Form N-1A, we have disclosed the fund's investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund's name and investment strategies.

20. Strategic Advisers Emerging Markets Fund of Funds and Strategic Advisers Income Opportunities Fund of Funds

"Investment Details" (prospectus)

"Principal Investment Strategies"

"The fund implements its investment strategies by investing indirectly in securities through one or more underlying funds, which in turn invest directly in securities."

C: The Staff requests that this be disclosed as the first paragraph in the "Principal Investment Strategies" section.

R: We are not aware of any requirement to disclose the principal investment strategies in response to Item 4(a) of Form N-1A in any particular order. We note that pursuant to Item 4(a), the disclosure in the "Principal Investment Strategies" section of the "Fund Summary" summarizes information contained in Item 9(b), which is presented in the same order. Because we believe that the information presented in "Principal Investment Strategies" section of each fund's summary is consistent with the requirements of Items 4(a) and 9(b) of Form N-1A, we have not modified the requested disclosure.

21. Strategic Advisers Income Opportunities Fund of Funds

"Investment Details" (prospectus)

"Principle Investment Risks"

"Floating Rate Loan Trading. The value of the collateral securing a floating rate loan can decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Floating rate loans generally are subject to legal or contractual restrictions on resale. The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans. For example, if the credit quality of a floating rate loan unexpectedly declines significantly, secondary market trading in that floating rate loan can also decline for a period of time. During periods of infrequent trading, valuing a floating rate loan can be more difficult, and buying and selling a floating rate loan at an acceptable price can be more difficult and delayed. Difficulty in selling a floating rate loan can result in a loss."

C: The Staff requests that we include a "Floating Rate Loan Trading" risk in the "Fund Summary" section. If this is not a principal risk, the Staff suggests moving this to the later part of the section and adding the disclosure "In addition to the principal investment risks discussed above...".

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

R: We examine the fund's principal investment risks in connection with each year's annual registration statement update. At this time, the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added the requested disclosure in the "Fund Summary" section. Pursuant to General Instruction C.3(b) under Form N-1A, a fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. Because the fund may invest in underlying funds that may invest to some extent in floating rate loans, we think the risk is important to disclose in an effort to avoid shareholder surprise, even though it is not expected to be a "principal" risk for the fund. We are not aware of any requirement to present information disclosed in Item 9(b) of Form N-1A in the manner requested by the Staff. Accordingly we have not modified the "Investment Details" section of the prospectus.

22. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

C: The Staff would like us to clarify that the fund invests in underlying funds as this disclosure is not in the Fund Summary section.

R: We note that the disclosure requested by the Staff currently appears in the fourth paragraph under "Principal Investment Strategies" in the "Fund Summary" section of the fund's prospectus.

23. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

  "Foreign and Emerging Market Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile."

C: The Staff requests that we add a separate emerging markets risk due to the fund's name.

R: Pursuant to prior Staff comment we have modified the title of this risk to "Foreign and Emerging Market Risk" to better reflect the risk of emerging markets in the title. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

24. Strategic Advisers International Multi-Manager Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Allocating investments across different countries and regions."

C: The Staff requests a description of how the fund will invest in assets tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

R: The fund will normally allocate its investments across different countries and regions. The number of different countries represented by the fund's holdings may vary from time to time. We believe the current disclosure is consistent with the Staff's current position on the term "international" and the fund's policies are consistent with the Staff's current position as set forth in the Name Test Rule Adopting Release. Accordingly, we have not modified disclosure.

25. All funds (except Fidelity Series Small Cap Discovery Fund, Strategic Advisers Emerging Markets Fund of Funds, and Strategic Advisers Income Opportunities Fund of Funds)

"Fund Summary" (prospectuses)

"Portfolio Manager(s)"

(Example from Strategic Advisers Growth Multi-Manager Fund)

"John A. Stone (lead portfolio manager) has managed the fund since November 2011.

David J. Pavan (co-manager) and Frank Feng (co-manager) have managed ClariVest's portion of the fund's assets since November 2011.

Ed Wagner (co-manager) has managed ClariVest's portion of the fund's assets since February 2012.

Stacey Nutt (co-manager) has managed ClariVest's portion of the fund's assets since June 2013.

Dennis P. Lynch (lead manager), David S. Cohen (co-manager), Sam G. Chainani (co-manager), Alexander T. Norton (co-manager), Jason C. Yeung (co-manager), and Armistead B. Nash (co-manager) have managed MSIM's portion of the fund's assets since December 2011.

Stephen Balter (co-manager) and Christopher Galizio (co-manager) have managed Pyramis' portion of the fund's assets since November 2011.

Daniel P. Becker (co-manager) and Philip J. Sanders (co-manager) have managed WRIMCO's portion of the fund's assets since November 2011."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R: We believe the disclosure appropriately identifies each portfolio manager's role with respect to each investment adviser's allocated portion of the funds' assets as required by Form N-1A, Item 5(b), Instruction 2.

26. Strategic Advisers Core Multi-Manager Fund and Strategic Advisers International Multi-Manager Fund

"Fund Summary" (prospectus)

"Fee Table"

C: The Staff notes that there is no line item for acquired fund fees and expenses and would like confirmation that the line is not required despite the funds investing in underlying funds.

R: Because the fees and expenses incurred indirectly by each fund as a result of investment in shares of one or more acquired funds did not exceed one basis point of average net assets of the fund, these fees and expenses will be included in "Other Expenses," as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

_____________________________________________________________________________________

27. Strategic Advisers Core Multi-Manager Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

  "Normally investing primarily in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the S&P 500 Index)."

C: The Staff requests that small and mid cap risks be added to "Principal Investment Risks" in the "Fund Summary" section, since the fund invests in securities of companies with market capitalizations similar to companies in the S&P 500 Index.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not modified disclosure. However, while not principal risks per se, we note that the possibility for market developments to affect different types of markets and different securities - such as securities of small- and mid-capitalization companies - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Details" sections.

28. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment
No. 123; Fidelity Rutland Square Trust II (File Nos. 333-139427 and 811-21991), Post-Effective
Amendment No. 39 & 42

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3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.